UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-33302

Switch & Data Facilities Company, Inc.

(Exact name of registrant as specified in its charter)

1715 North Westshore Boulevard, Suite 650

Tampa, Fl 33607

(813) 207-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, par value $0.0001 per share – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Switch & Data Facilities Company, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2010

SWITCH & DATA FACILITIES COMPANY, INC.

By:	/s/ STEPHEN M. SMITH
Name:	Stephen M. Smith
Title:	Chief Executive Officer, President and Director